   EXHIBIT 12

TRIBUNE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	First Half Ended	Fiscal Year Ended December
	6/30/02	2001	2000	1999	1998	1997
Income from continuing operations, before
cumulative effect of accounting change (1)	$178,226	$111,136	$310,401	$1,449,962	$389,197	$372,759
Add:
Income tax expense	114,516	157,815	270,351	933,981	272,660	250,265
Losses on equity investments	24,308	60,813	79,374	40,083	33,980	34,696
Distributed income from equity investees	6,677	21,784	9,693	–	–	–
Minority interest expense, net of tax	–	–	16,335	–	–	–

Subtotal	323,727	351,548	686,154	2,424,026	695,837	657,720

Fixed charge adjustments
Add:
Interest expense	108,891	254,521	240,708	113,031	88,451	86,502
Amortization of capitalized interest	1,558	2,989	4,012	2,065	2,068	2,076
Interest component of rental expense (2)	11,028	22,853	18,620	9,312	8,871	8,792

Earnings, as adjusted	$445,204	$631,911	$949,494	$2,548,434	$795,227	$755,090

Fixed charges:
Interest expense	$108,891	$254,521	$240,708	$ 113,031	$ 88,451	$ 86,502
Interest capitalized	1,659	3,184	1,950	1,117	1,897	224
Interest component of rental expense (2)	11,028	22,853	18,620	9,312	8,871	8,792
Interest related to guaranteed ESOP debt (3)	2,782	8,192	10,718	13,146	15,578	17,901

Total fixed charges	$124,360	$288,750	$271,996	$ 136,606	$114,797	$113,419

Ratio of earnings to fixed charges (1)	3.6	2.2	3.5	18.7	6.9	6.7

(1)

Income from continuing operations, before cumulative effect of accounting change, included an after-tax non-operating net loss of $89.2 million and after-tax restructuring charges of $16.7 million in the 2002 first half, an after-tax non-operating net loss of $45.7 million and after-tax restructuring charges of $92.6 in 2001, an after-tax non-operating net loss of $93.1 million in 2000, and after-tax non-operating net gains of $1,067.6 million in 1999, $63.5 million in 1998 and $68.9 million in 1997. Excluding these non-operating items and the restructuring charges, the ratio of earnings to fixed charges was 5.0 in the 2002 first half, 3.0 in 2001, 4.0 in 2000, 5.8 in 1999, 5.9 in 1998 and 5.7 in 1997. See Notes 2 and 5 to the Company’s condensed consolidated financial statements in this Form 10-Q and the Eleven Year Financial Summary in the Company’s 2001 Form 10-K for further discussion of these restructuring charges and non-operating items.

(2)	Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.

(3)	Tribune Company guarantees the debt of its Employee Stock Ownership Plan (“ESOP”).